

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Joe Fisher
Chief Financial Officer
NAVIENT CORP
123 Justison Street
Wilmington, DE 19801

> **Re: NAVIENT CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-36228**

Dear Mr. Fisher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal period ending December 31, 2021

Note 4. Allowance for Loan Losses, page F-27

1. We note your accounting policy on pages F-16 – F-17 related to the allowance for loan losses. Please tell us how your allowance excluding expected recoveries on charged-off loans complies with the guidance in ASC 326-20-50-13 as amended by ASU 2019-04.

2. Tell us how your accounting for expected recoveries of amounts previously written off and expected to be written off complies with the guidance in ASC 326-20-30-1, including that it should not exceed the aggregate of amounts previously written off and expected to be written off.

3. Tell us how you considered Question 100.04 of Non-GAAP C&D's and Rule 100(b) of Regulation G as the allowance at the end of the period excluding expected future recoveries on charged-off loans appears to be a tailored accounting measurement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or Michelle Miller at (202) 551-3368 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance